ASI Aviation, Inc.

11921 Freedom Drive, Suite 550

Reston, VA 20190

July 16, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Ms. Kate McHale

Re:	ASI Aviation, Inc.
Form 1-A
File No. 024-10786

Dear Ms. McHale:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of ASI Aviation, Inc. (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 5:00 PM Eastern Daylight Time on Tuesday, July 17, 2018.

We request that we be notified of such qualification by a telephone call to Mr. Paul Levites at (202) 869-0888 ext. 103, or in his absence Lou Bevilacqua, of Bevilacqua PLLC, at (202) 869-0888 ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Bevilacqua PLLC, attention: Paul C. Levites, via email at paul@bevilacquapllc.com.

Sincerely,

ASI Aviation, Inc.

		By:	/s/ Dr. Brajnandan B. Sahay
Dr. Brajnandan B. Sahay
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.